UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2014

Commission File No. 1-4329

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Findlay)

COOPER TIRE & RUBBER COMPANY

(Exact name of registrant as specified in its charter)

DELAWARE	34-4297750
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

Lima and Western Avenues, Findlay, Ohio 45840

(Address of principal executive offices)

(Zip code)

(419) 423-1321

(Registrant’s telephone number, including area code)

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Findlay)

ITEM 1.	Not applicable.

ITEM 2.	Not applicable.

ITEM 3.	Not applicable.

ITEM 4.	FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Findlay) for the fiscal year ended December 31, 2014, together with the report of Ernst & Young LLP, Independent Registered Public Accounting Firm, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS:

(23)	Consent of Independent Registered Public Accounting Firm
(99)	Certification Pursuant To 18 U.S.C. § 1350

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY

/s/ Ginger M. Jones
GINGER M. JONES Vice President and Chief Financial Officer Plan Administrator

Date:    June 26, 2015

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Findlay)

December 31, 2014 and 2013, and

Year Ended December 31, 2014

With Report of Independent Registered Public

Accounting Firm

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Findlay)

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013, and

Year Ended December 31, 2014

Report of Independent Registered Public Accounting Firm

The Benefit Plan Administrative Committee

Cooper Tire & Rubber Company

            Pre-Tax Savings Plan (Findlay)

We have audited the accompanying statements of net assets available for benefits of Cooper Tire & Rubber Company Pre-Tax Savings Plan (Findlay) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Findlay) at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Cooper Tire & Rubber Company Pre-Tax Savings Plan’s (Findlay) financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Ernst & Young LLP

Toledo, Ohio

June 26, 2015

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Findlay)

Statements of Net Assets Available for Benefits

	December 31
	2014	2013
Investments, at fair value:
Pooled separate accounts	$38,455,349	$33,013,402
Common/collective trust fund	16,428,595	19,382,794
Common stock	9,705,444	8,372,796

	64,589,388	60,768,992

Receivables:
Notes receivable from participants	1,830,662	2,116,899

	1,830,662	2,116,899

Net assets reflecting investments, at fair value	66,420,050	62,885,891

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(172,751)	(117,318)

Net assets available for benefits	$66,247,299	$62,768,573

See accompanying notes.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Findlay)

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions
Contributions:
Participant	$2,375,152
Employer	231,193
Participant rollover	49,486

Total contributions	2,655,831

Investment interest income and dividends	135,210
Net appreciation in fair value of investments	6,643,557
Interest income on notes receivable from participants	61,588

Total additions	9,496,186

Deductions
Participant withdrawals	5,660,179

Total deductions	5,660,179

Net increase prior to transfers	3,836,007
Transfers to other plans	(357,281)

Net assets available for benefits:
Beginning of year	62,768,573

End of year	$66,247,299

See accompanying notes.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Findlay)

Notes to Financial Statements

December 31, 2014

1. Description of Plan

The following description of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Findlay) (the “Plan”) provides only general information. Participants should refer to the Plan agreement and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan, as restated and amended on January 1, 2010, is a defined contribution plan covering all hourly employees who have completed 30 days of continuous credited service and are covered by the collective bargaining agreement between the United Steelworkers of America Local #207L and Cooper Tire & Rubber Company (the “Company” and the “Plan Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan automatically enrolls newly eligible participants into the plan using the 3% deferral rate as stated in the Plan document. Participants are automatically enrolled into the default Principal Lifetime fund that relates most closely to the participants expected year of retirement. Participants can elect to opt out of automatic enrollment.

The Plan has established a trust agreement with Principal Financial Group (the “Trustee”) to act as trustee and recordkeeper of the Plan’s assets. The Trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants. The Benefit Plan Administrative Committee is responsible for the overall administration of the Plan.

Contributions

Each year, participants may contribute up to 75% of their pretax compensation. Participants may direct their contributions to any of the Plan’s investment fund options.

The Company makes Restricted Access Company Contributions, for employees hired on and after January 1, 2009, in an amount equal to 3% of compensation for the payroll period for each person who is an active participant on the last day of that period. The Company made Restricted Access Company Contributions of $231,193 for the year ended December 31, 2014. All contributions are subject to certain limitations of the Internal Revenue Code (the “Code”).

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Findlay)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Effective March 3, 2014, the Plan no longer offered Cooper Tire & Rubber Company stock as an investment option. Existing investments in Company stock can remain in that option, but no further investments are allowed, including the transfer of funds from other investment options into Company stock as of March 3, 2014.

Vesting

The participants are immediately vested in their contributions plus actual earnings thereon. Participants are 100% vested in the Company’s Restricted Access Company Contributions as soon as the Company makes the contribution.

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions, their allocation of the Company’s contributions and plan earnings. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account.

Forfeitures

Upon termination of employment, participants forfeit their nonvested balances. Forfeiture balances are used to pay Plan Administrative expenses. After administrative expenses are paid, forfeitures are used to reduce future employer contributions. At December 31, 2014 and 2013, forfeited nonvested accounts held in the plan totaled $346 and $29,908, respectively.

Participant Loans

Under the Plan, participants may borrow the lesser of 50% of the vested value of their account balance excluding the participants’ balance resulting from Restricted Access Company Contributions or $50,000. The loan repayment schedule can be no longer than 60 months. A Participant may not have more than one loan outstanding at any point in time. Principal and interest is paid ratably through payroll deductions. The interest rate is established based on the prime rate. Interest rates as of December 31, 2014 and 2013 range from 3.25% to 7.50% and 3.25% to 8.25%, respectively. If a participant terminates employment with the Company, the loan automatically is treated as a taxable distribution to the participant.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Findlay)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Withdrawals

In the event of retirement, death, termination, permanent disability, or other separation from service, participants are entitled to receive an amount equal to the value of the vested interest in their accounts. Payments of benefits are taken in a lump-sum distribution. Under the Plan, the participants who are entitled to a benefit for the reasons outlined above will have their vested balance automatically distributed if their vested balance is less than $1,000 and rolled over to an IRA account administered by the Trustee if their vested balance is greater than $1,000 but less than $5,000.

In the event of hardship, as defined by the Plan, participants may make a partial or full distribution of their accounts, subject to certain tax withholdings. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right, under the Plan to discontinue contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Company Stock Account

The Plan allowed for investing in common stock of the Company through its Company Stock Account for participant and employer contributions prior to March 3, 2014. A dividend pass through election has been implemented for the participants who elected this investment type.

Any contributions made by the Company that are invested in Company stock grants the Company voting rights for all other matters as to which other shareholders may vote. Participants retain all voting rights over their shares of Company stock purchased through participant contributions. Participants are entitled to instruct the Trustee as to the tender or exchange of shares allocated to the Company Stock account. The Trustee is responsible for providing to participants information regarding voting and tendering at such time as other shareholders receive such information.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Findlay)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses of the Plan are paid for by current year forfeitures first. Any remaining expenses not covered by these forfeitures are paid for by the Company.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Findlay)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurement.

The Benefit Plan Administrative Committee is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments.

The Plan has an investment in a Principal Stable Value Fund that invests in fully benefit-responsive investment contracts. This fund is recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses. In 2014, participation in the Principal Stable Value Fund was transferred to the Principal Stable Value Z Fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Findlay)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which the fair value is measured using the net asset value per share practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. ASU 2015-07 should be applied retrospectively to all periods presented and is effective for annual periods beginning after December 15, 2015. The Plan management is currently evaluating the impact that ASU 2015-07 will have on the Plan’s financial statements.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 –	Financial assets and liabilities whose fair values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 –	Financial assets and liabilities whose fair values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a.	Quoted prices for similar assets or liabilities in active markets;

b.	Quoted prices for identical or similar assets or liabilities in non-active markets;

c.	Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Findlay)

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

d.	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation of other means for substantially the full term of the asset or liability.

Level 3 –	Financial assets and liabilities whose fair values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own judgment about the assumptions that a market participant would use in pricing the asset or liability and are based on the best available information, some of which may be internally developed.

The level in the fair value hierarchy within which the fair value measurement is classified is based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan. There have been no changes in the valuation techniques and inputs used at December 31, 2014.

Pooled Separate Accounts and Common/Collective Trust Fund – The fair value of the investments in these categories have been estimated using the net asset value (“NAV”) per unit provided by the administrator of the fund. The NAV of these accounts is based on the value of underlying assets owned by the fund, minus liabilities divided by the units outstanding. The NAV is not a publicly quoted price in an active market. There are currently no redemption restrictions on these investments.

Common Stock – Valued at the closing price reported on the active market on which the individual security is traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers of Plan investments between Levels 1 and 2 during 2014 or 2013.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Findlay)

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The following tables present the Plan’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and 2013:

	December 31, 2014	Fair Value Measurements at December 31, 2014 Using
Description		Quoted Prices in Active Markets for Identical Assets Level (1)	Significant Other Observable Inputs Level (2)	Significant Unobservable Inputs Level (3)
Pooled separate accounts:
Balanced/asset allocation(a)	$9,616,362	$—	$9,616,362	$—
Fixed income(b)	2,778,786	—	2,778,786	—
International equity(c)	1,964,433	—	1,964,433	—
Large U.S. equity(d)	18,396,929	—	18,396,929	—
Small/mid U.S. equity(e)	5,698,839	—	5,698,839	—
Common stock	9,705,444	9,705,444	—	—
Common/collective trust fund(f):
Short-term fixed income	16,428,595	—	16,428,595	—

Total investment assets at fair value	$64,589,388	$9,705,444	$54,883,944	$—

		Fair Value Measurements at December 31, 2013 Using
Description	December 31, 2013	Quoted Prices in Active Markets for Identical Assets Level (1)	Significant Other Observable Inputs Level (2)	Significant Unobservable Inputs Level (3)
Pooled separate accounts:
Balanced/asset allocation(a)	$7,733,777	$—	$7,733,777	$—
Fixed income(b)	2,438,115	—	2,438,115	—
International equity(c)	2,072,159	—	2,072,159	—
Large U.S. equity(d)	16,355,256	—	16,355,256	—
Small/mid U.S. equity(e)	4,414,095	—	4,414,095	—
Common stock	8,372,796	8,372,796	—	—
Common/collective trust fund(f):
Short-term fixed income	19,382,794	—	19,382,794	—

Total investment assets at fair value	$60,768,992	$8,372,796	$52,396,196	$—

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Findlay)

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

(a)	The pooled separate accounts in this category primarily seek a total return consisting of long-term growth of capital and current income. The fund operates as a “target date fund.” It invests in underlying Principal Funds, Inc. domestic and foreign equity, real asset and alternative investments, and fixed-income funds according to an asset allocation strategy designed for investors having a retirement investment goal close to the year in the fund’s name. Participant-directed redemptions have a 30-day transfer restriction.
(b)	The investment option invests primarily in intermediate-term, fixed-income investments such as public and private corporate bonds, commercial and residential mortgages, asset-backed securities, and US government and agency-backed securities. The fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in a diversified portfolio of fixed-income instruments of varying maturities, represented by forwards or derivatives such as options, futures contracts, or swap agreements, at the time of each purchase. It invests in securities denominated in foreign currencies and in securities of foreign issuers, including securities tied to emerging market countries. Participant-directed redemptions have a 30-day transfer restriction.
(c)	The pooled separate accounts in this category primarily invest at least 80% of assets in equity and debt securities of issuers from countries outside of the United States. Participant-directed redemptions have a 30-day transfer restriction.
(d)	The pooled separate accounts in this category primarily seek long-term growth of capital. The fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in companies with large market capitalizations at the time of each purchase. Participant-directed redemptions have a 30-day transfer restriction.
(e)	The pooled separate accounts in this category primarily invest in common stocks contained in both the Small Cap 1750 Index and the Russell 2000 Value Index. Participant-directed redemptions have a 30-day transfer restriction.
(f)	This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in synthetic GICs and a common collective trust. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a 30-day redemption notice to liquidate its entire share in the fund. The fair value of the synthetic GICs has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of the common/collective trust has been determined based on the fair value of the underlying investments of the fund as of the measurement date.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Findlay)

Notes to Financial Statements (continued)

4. Investments

During 2014, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value, as determined by quoted market prices, as follows:

Net Appreciation in Fair Value of Investments
Common/collective trust fund	$189,579
Pooled separate accounts	3,098,079
Common stock	3,355,899

$6,643,557

Investments that exceed 5% or more of the Plan net assets available for benefits are as follows:

	December 31
	2014	2013
Cooper Tire & Rubber Company Common Stock	$9,705,444	$8,372,796
Principal Stable Value Z Fund (at contract value)**	16,255,844	—
Principal Stable Value Fund (at contract value)**	—	19,265,476
Principal Large Cap Value III Pooled Separate Account	7,021,341	6,644,478
Edge Asset Equity Income Pooled Separate Account	5,846,709	5,422,513
Principal Lifetime 2030 Pooled Separate Account	3,825,901	*

*	Investment is less than 5%.
**	The fair value of the Plan’s investment in the Principal Stable Value Z Fund was $16,428,595 at December 31, 2014 and in the Principal Stable Value Fund was $19,382,794 at December 31, 2013.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Findlay)

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the IRS dated October 19, 2011, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator has indicated that it will take the necessary steps to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

6. Related-Party Transactions

The Plan holds units of pooled separate accounts and a common/collective trust fund managed by the Trustee of the Plan. The Plan also invests in the common stock of the Plan Sponsor. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

During 2014, the Plan received $135,210 in common stock dividends from the Company.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Findlay)

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

	December 31
	2014	2013
Net assets available for benefits per the financial statements	$66,247,299	$62,768,573
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	172,751	117,318

Net assets available for benefits per Form 5500	$66,420,050	$62,885,891

The following is a reconciliation of net additions to net assets available for benefits:

Year Ended December 31, 2014
Net increase prior to transfers per the financial statements	$3,836,007
Change in adjustments from contract value to fair value for fully benefit-responsive investment contracts	55,433

Net increase per Form 5500	$3,891,440

Supplemental Schedule

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Findlay)

EIN #34-4297750 Plan #014

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2014

Identity of Issue, Borrower or Lessor	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Common Stock:
*Cooper Tire & Rubber Company	280,099 shares, Cooper Tire & Rubber Company Stock	$9,705,444	Common Stock

Pooled Separate Accounts:
*Principal Life Insurance Company
	317,496 units, Large Cap Value III	7,021,341	Large US
	239,482 units, Equity Income Separate Account	5,846,709	Large US
	157,808 units, Lifetime 2030	3,825,901	Balanced
	113,171 units, Lifetime 2020	2,699,012	Balanced
	46,339 units, Large Cap Growth	2,079,278	Large US
	78,364 units, Lifetime 2040	1,955,562	Balanced
	16,912 units, Large Cap S&P 500 Index	1,645,625	Large US
	55,648 units, Mid Cap Growth III	1,488,150	Small Mid US
	72,616 units, International I	1,343,075	International
	66,018 units, Large Cap Growth I	1,318,283	Large US
	10,394 units, Bond and Mortgage	1,270,054	Fixed
	76,480 units, Core Plus Bond I	1,082,009	Fixed
	23,295 units, Small Cap S&P 600 Index	1,050,378	Small Mid US
	25,725 units, Mid Cap Growth	984,900	Small Mid US
	17,516 units, Real Estate SECS Sep	813,720	Small Mid US
	18,737 units, Mid Cap Value I	714,883	Small Mid US
	14,779 units, Mid Cap S&P 400 Index	646,808	Small Mid US
	25,540 units, Lifetime 2050	620,025	Balanced
	35,754 units, Large Cap Growth II	485,693	Large US
	4,676 units, U.S. Property	426,723	Fixed
	4,811 units, Diversified International	364,542	International
	14,533 units, Lifetime STR INC	289,034	Balanced
	4,455 units, International Emerging Markets	256,816	International
	8,705 units, Lifetime 2010	189,535	Balanced
	2,924 units, Lifetime 2060	37,293	Balanced

Common/Collective Trust Fund:
*Principal Life Insurance Company	779,426 units, Principal Stable Value Z Fund	16,428,595

*Participant loans	Varying maturity dates with interest rates ranging from 3.25% to 7.50%	1,830,662

		$66,420,050

*	Indicates party-in-interest to the Plan.